Exhibit 3.2

The following amendment to the Bylaws was adopted by the Board of Directors on October 31, 2007:

The Bylaws of AGL Resources Inc. shall be amended by deleting the second sentence in the first paragraph of Section 3.1. and replacing in lieu thereof the following sentences:

“If a Lead Director shall have been appointed by the Board of Directors from among the independent directors, then the Lead Director shall serve as Chairman of the Executive Committee.  If no Lead Director shall have been appointed, then either the Chairman of the Board of Directors, a former Chairman of the Board or the Chief Executive Officer, as designated by the Board of Directors, shall serve as Chairman of the Executive Committee.”